RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel (604) 683-8610
Fax (604) 683-4499

03 JAN 23 AM 7:21

03003248

SUPPL

January 14, 2003

United States Securities
and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C.
20549

Exemption Number 82-3553

Dear Sirs:

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Re: **Raytec Development Corp.**
British Columbia, Canada
<u>12g3-2(b) Exemption - 82-3553</u>

Please find enclosed additional documents required to be filed in connection with the above Exemption.

In this report I enclose the following:

1. News Release dated November 13, 2002;
2. News Release dated December 16, 2002;
3. BC Form 43-901F;
4. TSX private placement acceptance letter;
5. News Release dated January 3, 2003;
6. BC Form 43-901F;
7. BC Form 45-902F;
8. Section 111, Early Warning Report; and
9. News Release dated January 6, 2003.

I trust you will find the enclosed to be in order and if you have any questions please do not hesitate to contact the undersigned.

Yours truly,

RAYTEC DEVELOPMENT CORP.

Per:
Toni Vodola
Corporate Secretary
Enclosures

#82-3553

#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

WEBSITE - http://www.raytecnet.com
Trading Symbols: TSX: RAY
Pink Sheet: RAYTF

NEWS RELEASE

Raytec Awarded Contract

Vancouver , B.C. – November 13, 2002 -- Raytec Development Corporation has been awarded a preventative servicing and maintenance contract for the Reverse Osmosis (water purification systems) & Service Case Humidification systems (used to counteract shrink loss in meat, seafood, deli, and floral cases) for Ralph's Supermarket Stores in California.The equipment and services provided in this area are designed to reduce product shrinkage, enhance quality and extend shelf life of perishable food. The contract involves 227 stores in the supermarket chain.

Ralph's is a division of the Kroger Company (NYSE: KR), one of the largest food retailers in the U.S., with fiscal 2001 sales of over US$50 billion.

Raytec's goal is to become the leading global developer of water treatment, sanitizing products, systems and services for the retail supermarket and food processing industries. The existing core business in misting, humidification and water treatment provides Raytec with a solid presence in the supermarket industry. Centralized purchasing today is a key element for retailers, as they have expressed significant interest in working with companies capable of providing a broader product offering and a thorough understanding of the retail business.

In our current environment, food contamination and safety are major concerns. Raytec will realize a substantial business opportunity by integrating the use of antimicrobials and sanitizing compounds into its future product offerings. The need to address product shrinkage, quality, shelf life, and contamination of food products is prevalent across the entire food marketing chain. The successful evolution into a leading food quality and safety company is based not only on the aforementioned integration of antimicrobials and sanitation compounds, but also the leveraging of Raytec's existing customer base and industry knowledge.

About RTI

RTI, a subsidiary of Raytec Development Corp., is an emerging manufacturer, developer and marketer of antimicrobials and sanitation products. RTI holds patents in the uses of dry-media chlorine dioxide, a well-known biocide. The company's current available products based on this chemistry include: *SANI-T-BAG*™, *OdorGUARD*™, *EthylGUARD*™. These products allow for the safe and low-cost production of chlorine dioxide for a variety of uses, such as: hard surface disinfecting, food processing, odor control, and in controlling the ripening and shrinkage of produce.

About Raytec

Established in 1979, Raytec currently ranks as the leading manufacturer, developer and marketer of perishable-food control systems for the North American commercial grocery industry. Clients include such household names as: Albertson's, Fred Meyer, Lowes Foods, Safeway and Winn-Dixie. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

RAYTEC DEVELOPMENT CORP.

"Jerry Minni"

Jerry A. Minni
President & CEO

#82-3553

RAYTEC DEVELOPMENT CORP.

#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

WEBSITE - http://www.raytecnet.com
Trading Symbol: TSX-V: RAY
Pink Sheet: RAYTF

<u>NEWS RELEASE</u>

US$340,000 Private Placement Fully Subscribed; New CDN$130,000 Private Placement Arranged

VANCOUVER, BC – December 16, 2002 --- Raytec Development Corp. (the "Company") is pleased to announce that, further to its news release dated September 5, 2002, the private placement arranged by the Company's subsidiary, Raytec Corporation, of 2,000,000 shares of common stock of Raytec Corporation at a price of US$0.17 per share has been fully subscribed. This will result in gross proceeds of US$340,000 to the subsidiary. The subscription proceeds will be used for general working capital purposes.

Subject to regulatory acceptance, the Company has arranged a non-brokered private placement in the amount of 1,000,000 units of the Company at a price of CDN$0.13 per unit for gross proceeds of CDN$130,000. Each unit consists of one common share and one non-transferable share purchase warrant. One warrant entitles the holder to purchase one additional common share at an exercise price of CDN$0.17 per share for a period of two years from the date of issuance of the units. If the warrants are exercised an additional CDN$170,000 will be realized. The subscription proceeds will be used for general working capital purposes.

About Raytec Corporation

Raytec Corporation, a subsidiary of Raytec Development Corp., is a leading equipment manufacturer of produce misting systems and humidity systems for the grocery industry. Raytec's moisture maintenance programs combine equipment, water treatment and service.

About Raytec Development Corp.
Established in 1979, Raytec currently ranks as the leading manufacturer, developer and marketer of perishable-food control systems for the North American commercial grocery industry. Clients include such household names as: Albertson's, Fred Meyer, Lowes Foods, Safeway and Winn-Dixie. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

RAYTEC DEVELOPMENT CORP.

Per: "JERRY A. MINNI"

Jerry A. Minni
President & Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

BC FORM 53-901F (Previously Form 27) #82-3553
FORM 27 (ALBERTA)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SECTION 146(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1 **REPORTING ISSUER**

RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604 683-4499

ITEM 2 **DATE OF MATERIAL CHANGE**

December 16, 2002

ITEM 3 **NEWS RELEASE**

December 16, 2002 through the facilities of the TSX Venture Exchange.

ITEM 4 **SUMMARY OF MATERIAL CHANGE**

US$340,000 Private Placement Fully Subscribed
New CDN$130,000 Unit Private Placement Arranged

ITEM 5 **FULL DESCRIPTION OF MATERIAL CHANGE**

Raytec Development Corp. (the "Company") is pleased to announce that, further to its news release dated September 5, 2002, the private placement arranged by the Company's subsidiary, Raytec Corporation, of 2,000,000 shares of common stock of Raytec Corporation at a price of US$0.17 per share has been fully subscribed. This will result in gross proceeds of US$340,000 to the subsidiary. The subscription proceeds will be used for general working capital purposes.

Subject to regulatory acceptance, the Company has arranged a non-brokered private placement in the amount of 1,000,000 units of the Company at a price of CDN$0.13 per unit for gross proceeds of CDN$130,000. Each unit consists of one common share and one non-transferable share purchase warrant. One warrant entitles the holder to purchase one additional common share at an exercise price of CDN$0.17 per share for a period of two years from the date of issuance of the units. If the warrants are exercised an additional CDN$170,000 will be realized. The subscription proceeds will be used for general working capital purposes.

ITEM 6 **RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BC) AND SECTION 146(2) OF THE SECURITIES ACT (ALBERTA)**

N/A

ITEM 7 **OMITTED INFORMATION**

N/A

ITEM 8 **SENIOR OFFICERS**

Jerry Minni – President, Tel., 604-683-8610
Toni Vodola- Secretary, Tel., 604-681-1194

ITEM 9 **STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material change referred to in this report.

Dated at Vancouver, B.C. this 16th day of December, 2002.

JERRY A. MINNI, President

IT IS AN OFFENCE UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

TSX venture EXCHANGE

December 24, 2002

#82-3553

Fax: 683-4499

Raytec Development Corp.
1104 – 750 West Pender Street
Vancouver, BC
V6C 2T8

Attention: Jerry A. Minni

Dear Sirs\Mesdames:

Re: RAYTEC DEVELOPMENT CORP. ("RAY")
Private Placement-Non-Brokered – Submission #80306

This is to confirm that the TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced December 16, 2002:

Number of Shares:	1,000,000 shares
Purchase Price:	$0.13 per share
Warrants:	1,000,000 share purchase warrants to purchase 1,000,000 shares
Warrant Exercise Price:	$0.17 for a two year period
Number of Placees:	2 placees

Insider / Pro Group Participation:

Name	**Insider=Y / ProGroup=P / New Insider=N [in the event warrants are exercised]**	**# of Shares**
Jerry Minni	Y	800,000

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 488-3149 / FAX: (604) 844-7502 / EMAIL: linda.shardlow@tsxventure.com.

Yours truly,

Linda Shardlow /nl

Linda Shardlow
Analyst
Corporate Finance

LS\nl

File: ::ODMA\PCDOCS\DOCP\1050103\1

RAYTEC DEVELOPMENT CORP.

#82-3553

#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

WEBSITE - http://www.raytecnet.com
Trading Symbol: TSX-V: RAY
Pink Sheet: RAYTF

NEWS RELEASE

RAYTEC DEVELOPMENT CORP. COMPLETES ONE MILLION UNIT PRIVATE PLACEMENT

VANCOUVER, BC – January 3, 2003 --- Raytec Development Corp. (the "Company") is pleased to announce that, further to its news release dated December 16, 2002, it has completed a private placement of 1,000,000 units at a price of $0.13 per unit to one placee and a director. Each unit consisting of one common share in the capital of the Company and one non-transferable share purchase warrant. One such warrant entitles the holder thereof to purchase an additional common share of the Company for a period of two years at a price of $0.17 per share.

The securities issued pursuant to the private placement are subject to hold periods expiring May 3, 2003 and January 4, 2004 respectively.

Pursuant to Section 111 of the Securities Act and Section 174 of the Securities Rules, Jerry Minni, Certified General Accountant, of Vancouver, British Columbia, is the beneficial owner of 10% or more of the outstanding securities of the Company and pursuant to the private placement Mr. Minni acquired an additional 800,000 common shares and 800,000 share purchase warrants of the Company. Mr. Minni now holds 27% of the issued and outstanding common shares of the Company, such securities listed and trading on the TSX Venture Exchange. If Mr. Minni exercises all of his warrants, he will hold 36% of the total fully diluted issued and outstanding capital of the Company. Mr. Minni acquired the said securities for investment purposes only. It is his intention to evaluate the investment and to increase and decrease his holdings as circumstances require. Mr. Minni is not acting jointly or in concert with any other persons to increase the ownership or beneficial ownership of, or control or direction over, any of the securities of the Company. Mr. Minni does not have a present intention to purchase additional securities of the Company but may do so in the future.

A report of this acquisition will be filed with the British Columbia Securities Commission pursuant to section 111 of the British Columbia Securities Act. A copy of this report may be obtained by contacting Jerry Minni, President, c/o, Raytec Development Corp., Suite 1104-750 West Pender Street, Vancouver, British Columbia, V6C 2T8, telephone, 604 681-8610.

About Raytec Development Corp.
Established in 1979, Raytec currently ranks as the leading manufacturer, developer and marketer of perishable food control systems for the North American commercial grocery industry. Clients include such household names as Albertson's, Fred Meyer, Lowes Foods, Safeway and Winn-Dixie. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

RAYTEC DEVELOPMENT CORP.

Per:

Jerry A. Minni, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

#82-3553

BC FORM 53-901F (Previously Form 27)
FORM 27 (ALBERTA)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SECTION 146(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1 **REPORTING ISSUER**

RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604 683-4499

ITEM 2 **DATE OF MATERIAL CHANGE**

January 3, 2003

ITEM 3 **NEWS RELEASE**

January 3, 2003 through the facilities of the TSX Venture Exchange.

ITEM 4 **SUMMARY OF MATERIAL CHANGE**

Completion of Unit Private Placement

ITEM 5 **FULL DESCRIPTION OF MATERIAL CHANGE**

Raytec Development Corp. (the "Company") is pleased to announce that, further to its news release dated December 16, 2002, it has completed a private placement of 1,000,000 units at a price of $0.13 per unit to one placee and a director. Each unit consisting of one common share in the capital of the Company and one non-transferable share purchase warrant. One such warrant entitles the holder thereof to purchase an additional common share of the Company for a period of two years at a price of $0.17 per share.

The securities issued pursuant to the private placement are subject to hold periods expiring May 3, 2003 and January 4, 2004 respectively.

Pursuant to Section 111 of the Securities Act and Section 174 of the Securities Rules, Jerry Minni, Certified General Accountant, of Vancouver, British Columbia, is the beneficial owner of 10% or more of the outstanding securities of the Company and pursuant to the private placement Mr. Minni acquired an additional 800,000 common shares and 800,000 share purchase warrants of the Company. Mr. Minni now holds

27% of the issued and outstanding common shares of the Company, such securities listed and trading on the TSX Venture Exchange. If Mr. Minni exercises all of his warrants, he will hold 36% of the total fully diluted issued and outstanding capital of the Company. Mr. Minni acquired the said securities for investment purposes only. It is his intention to evaluate the investment and to increase and decrease his holdings as circumstances require. Mr. Minni is not acting jointly or in concert with any other persons to increase the ownership or beneficial ownership of, or control or direction over, any of the securities of the Company. Mr. Minni does not have a present intention to purchase additional securities of the Company but may do so in the future.

A report of this acquisition will be filed with the British Columbia Securities Commission pursuant to section 111 of the British Columbia Securities Act. A copy of this report may be obtained by contacting Jerry Minni, President, c/o, Raytec Development Corp., Suite 1104-750 West Pender Street, Vancouver, British Columbia, V6C 2T8, telephone, 604 681-8610.

ITEM 6 **RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BC) AND SECTION 146(2) OF THE SECURITIES ACT (ALBERTA)**

N/A

ITEM 7 **OMITTED INFORMATION**

N/A

ITEM 8 **SENIOR OFFICERS**

Jerry Minni – President, Tel., 604-683-8610
Toni Vodola – Secretary, Tel., 604-681-1194

ITEM 9 **STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material change referred to in this report.

Dated at Vancouver, B.C. this 3rd day of January, 2003.

JERRY A. MINNI, President

IT IS AN OFFENCE UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

#82-3553

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report Of Exempt Distribution

1. State the full name, address and telephone number of the issuer of the security distributed.

   RAYTEC DEVELOPMENT CORP.
   Suite 1104-750 West Pender Street. Vancouver. BC, V6C 2T8
   Telephone Number 604-683-8610

---

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

   The Issuer is a reporting issuer in the jurisdiction of British Columbia.

---

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

   The Issuer is listed on the TSX Venture Exchange.

---

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   1.000.000 shares with 1,000.000 non-transferable share purchase warrants attached to purchase 1.000.000 shares at a price of $0.17 per share for a two year period.

---

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

Full name of purchaser and municipality and jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security/total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Jerry Minni Vancouver, BC	800,000 shares 800,000 share purchase warrants	January 3, 2003	$0.13/$104,000 $0.17/$136,000 Two Year Period	s. 74(2)(9) of the Securities Act	4 months ending May 3, 2003
Vera Minni Vancouver, BC	200,000 shares 200,000 share purchase warrants	January 3, 2003	$0.13/$26,000 $0.17/$34,000 Two Year Period	MI 45-103, Part 3	12 months and a day ending January 4, 2004 4 months ending May 3, 2003

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
See attached Schedule			

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

$130,000.00

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and Address of person being compensated``	Compensation paid (number and type of security and/or cash amount (Canadian $)	Price per share (Canadian $)
N/A		

The undersigned hereby certifies that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, BC this 3rd day of January, 2003.

RAYTEC DEVELOPMENT CORP.

Name of issuer (please print)

Signature of authorized signatory

Jerry A. Minni, President/Director

Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTION:

File this report with the British Columbia Securities Commission on or before the 10th day after the distribution of the security with a completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the Securities Regulation, R.B.C. Reg. 196/197, as amended. For calculating the fee payable, use the total dollar value of the securities distributed in British Columbia set out in item 7 of this report. Cheques should be made payable to the "British Columbia Securities Commission".

For further information and guidance on preparing and filing this report, please refer to FAQs at www.bcsc.bc.ca.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the British Columbia Securities Commission for the purposes of the administration and enforcement of the Securities Act. All of the information required under this form, except for the information contained in the schedule required under section 6, is made available to the public under the Securities Act. If you have any questions about the collection and use of information, contact the British Columbia Securities Commission, P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, B.C., V7Y 1L2. Telephone 604-899-6854. Toll free in British Columbia and Alberta 1-800-373-6393.

SCHEDULE

6.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
Jerry Minni #1104-750 West Pender Street Vancouver, BC V6C 2T8	604-683-8610 jminni@raytecnet.com	800,000 shares 800,000 share purchase warrants	s. 74(2)(9) of the Securities Act
Vera Minni #1104-750 West Pender Street Vancouver, BC V6C 2T8	604-683-8610	200,000 shares 200,000 share purchase warrants	MI 45-103, Part 3

#82-3553

EARLY WARNING REPORT

NATIONAL INSTRUMENT 62-103
SECTION 111 OF THE *SECURITIES ACT* (BRITISH COLUMBIA)
SECTION 141 OF THE *SECURITIES ACT* (ALBERTA)

1. **Name and address of offeror:**

   Jerry Minni ("Minni")
   #1104-750 West Pender Street
   Vancouver, BC
   V6C 2T8

2. **The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file this Report, and whether it was ownership or control that was acquired in those circumstances:**

   On January 3, 2003, Jerry Minni ("Minni") acquired, by way of private placement, direct ownership of 800,000 units ("Units") of Raytec Development Corp. ("Raytec") for an aggregate purchase price of $104,000 (the "Transaction"). Each Unit consists of one common share and one common share purchase warrant. Each common share purchase warrant gives Minni the right to acquire one additional common share of Raytec for two years at $0.17 per share until January 3, 2005.

   As at January 3, 2003, Mr. Minni holds 1,646,934 common shares (27% of the total outstanding) of Raytec and 890,000 warrants (36% of the outstanding fully diluted common shares) which represent an additional 2% or more of the common shares of Raytec.

3. **The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to this Report:**

   Therefore, immediately after the Transaction, Minni owned 1,646,934 common shares of Raytec, and 890,000 warrants which as of January 3, 2003, represented 27% of the issued and outstanding common shares in the capital of Raytec. If Minni exercises the warrants to acquire 890,000 common shares, Minni will own a total of 2,536,934 common shares of Raytec which as at January 3, 2003 represented 36% of the outstanding fully diluted shares in the capital stock of Raytec.

4. **The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 above over which: the offeror, either alone or together with any joint actors has ownership and control:**

   (a) **the offeror, either alone or together with any joint actors, has ownership and control:**

   No securities other than as set forth in paragraph 2 and 3 above.

   (b) **the offeror, either alone or together with any joint actors, has ownership but control is held**

by other persons or companies other than the offeror or any joint actor:

Not Applicable

(c) **the offeror, either alone or together with any joint actors, has exclusive or shares control but does not have ownership:**

Not applicable.

5. **Market where the transaction or occurrence took place:**

The Transaction was a private placement by way of treasury issuance from Raytec. The common shares of Raytec are listed for trading on Tier 1 of the TSX Venture Exchange.

6. **The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the Report, including any future intention to acquire ownership of, control over, additional securities of the reporting issuer:**

Minni's purpose in effecting the Transaction was for investment purposes. Minni has no present intentions to purchase additional common shares of Raytec, but may decide to do so in the future.

7. **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the Report, including agreements with respect to the acquisition, holding disposition or voting of any of the securities:**

Minni and Raytec have entered into a Private Placement Subscription Agreement dated December 17, 2002, whereby Minni has agreed to subscribe for 800,000 Units of Raytec at $0.13 per Unit for gross proceeds of $104,000. Each Unit consists of one common share and one common share purchase warrant. Each common share purchase warrant gives Minni the right to acquire one additional common share of Raytec for a two year period at $0.17 per share until January 3, 2005.

8. **The name of any joint actors:**

There are no persons or companies acting jointly or in concert with Minni in connection with the disclosure required by paragraphs 2, 3, and 4 hereof.

9. **The nature and value of the consideration paid by the offeror:**

Please refer to paragraphs 2, 3 and 7 above.

10. **Where applicable, a description of any change in any material fact set out in any report previously filed:**

Not applicable

Changes from previous reports:

Not applicable

DATED at Vancouver, BC this 3rd day of January, 2003.

By: ____________________

Name: JERRY MINNI

Title: N/A

#82-3553

RAYTEC DEVELOPMENT CORP.

#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

WEBSITE - http://www.raytecnet.com
Trading Symbol: **TSX-V: RAY**
Pink Sheet: RAYTF

NEWS RELEASE

RAYTEC DEVELOPMENT CORP. GRANTS STOCK OPTIONS FOR 255,000 SHARES

VANCOUVER, BC – January 6, 2003 --- Raytec Development Corp. (the "Company") announces that, subject to regulatory acceptance, it has granted stock options to directors and employees under its stock option plan in the amount of 255,000 shares in the capital stock of the Company exercisable at a price of $0.20 per share until January 6, 2005.

About Raytec Development Corp.
Established in 1979, Raytec currently ranks as the leading manufacturer, developer and marketer of perishable food control systems for the North American commercial grocery industry. Clients include such household names as Albertson's, Fred Meyer, Lowes Foods, Safeway and Winn-Dixie. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

RAYTEC DEVELOPMENT CORP.

Per: ____________________

Jerry A. Minni, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.